UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29786 / September 13, 2011

_____

In the Matter of   :
                                                                          :
GOLUB CAPITAL BDC, INC.   :
GC ADVISORS LLC   :
GC SBIC IV – GP, INC.   :
GC SBIC IV – GP, LLC   :
GC SBIC IV, L.P.   :
                                                                          :
150 South Wacker Drive   :
Suite 800   :
Chicago, Illinois 60606   :
                                                                          :
(812-13794)   :
                                                                          :
_____

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

Golub Capital BDC, Inc. ("Company"), GC Advisors LLC, GC SBIC IV - GP, Inc., GC SBIC
IV – GP, LLC, and GC SBIC IV, L.P. filed an application on July 9, 2010 and amendments to
the application on November 12, 2010, March 31, 2011, and June 14, 2011, requesting an order
under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from
sections 18(a) and 61(a) of the Act. The order would permit the Company to adhere to a
modified asset coverage requirement.

On August 16, 2011, a notice of the filing of the application was issued (Investment Company
Act Release No. 29756). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from sections 18(a) and 61(a), requested by Golub Capital BDC, Inc., <u>et al.</u> (File No. 812-13794), is granted, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary